UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 14, 2024, the Board of Directors (the “Board”) of Chijet Motor Company, Inc. (the “Company”), upon the recommendation of the nominating and corporate governance committee of the Board, appointed Wenbo Wang (“Mr. Wang”) to the Board to serve as a member of the Board and the audit committee of the Board (“Audit Committee”) to fill the vacancy created by the resignation of Mr. John Chiang. Mr. Wang will serve a member of the Board and the Audit Committee until his successor is duly elected and qualified. After considering all relevant facts and circumstances, the Board has determined that Mr. Wang qualifies as an independent director under the applicable listing standards of The Nasdaq Stock Market LLC and under the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Mr. Wang, 50, has extensive expertise in financial management and internal control across various sectors, having held executive roles that enhanced his skills in operational management, risk control, tax planning, and investment financing. From July 2018 until present, Mr. Wang has served as Group Executive President at Century Galaxy Group, an investment company in the medical industry, where he oversees risk control and investment management. From January 2013 to June 2018, he served as Assistant President and General Manager of the Internal Control Management Center at Bybo Medical Group, a dental medical treatment services company, where he was responsible for establishing and refining the group’s risk control systems and internal auditing processes, enhancing operational efficiency and compliance. Prior to that, from July 2011 to December 2012, Mr. Wang acted as the Deputy General Manager of the Finance Department and CFO for a pre-IPO subsidiary at Tsinghua Unigroup Group, a state-owned Chinese technology and semiconductor company, where he improved financial and internal control systems and implemented effective tax planning strategies. Earlier in his career, from January 2010 to June 2011, he served as the Internal Audit Director at Synutra International Group, an infant nutrition food production company, managing compliance audits and financial system improvements in line with U.S. stock market listing requirements. Mr. Wang holds a Master of Business Administration from Tsinghua University and a Bachelor of Statistics from Shandong University of Finance and Economics. He is a Certified Public Accountant in China and a Certified Internal Auditor. Mr. Wang’s extensive experience and leadership in finance and risk management make him a valuable asset to our board.

There are no family relationships between Mr. Wang and any director or executive officer of the Company. To the Company’s best knowledge, there is no understanding or arrangement between Mr. Wang and any other person pursuant to which he was appointed as the Company’s director. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Mr. Wang had, or will have, a direct or indirect material interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: May 16, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer